UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38167

AMERICAN VIRTUAL CLOUD TECHNOLOGIES, INC.

  (Exact name of registrant as specified in its charter)

 1720 Peachtree Street, Suite 629

 Atlanta, GA 30309

 (404) 234-3098

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

 Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $172.50

(Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On January 11, 2023, the registrant, American Virtual Cloud Technologies, Inc. (the “Company”) and certain of its wholly owned subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). By order entered on May 23, 2023, the Bankruptcy Court confirmed the chapter 11 plan of liquidation of the Debtors (the “Plan”). As of the date hereof, the Plan is effective and a plan administrator is appointed to administer and effectuate the provisions of the Plan. Under the Plan, among other things, all of the existing equity interests in the Debtors are cancelled without further order of the Bankruptcy Court as of the date hereof, provided, however, that the Plan Administrator is deemed to hold one common share solely for the benefit of holders of allowed claims.

Pursuant to the requirements of the Securities Exchange Act of 1934, American Virtual Cloud Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN VIRTUAL CLOUD TECHNOLOGIES, INC.

Date: May 30, 2023	By:	/s/ Kevin Keough
		Name:	Kevin Keough
		Title:	Chief Executive Officer